SOLARIS MEDIA, INC.

DECEMBER 31, 2020

TABLE OF CONTENTS

MOSES AND SCHREIBER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

GREGORY S. ROM
GARY E. SCHREIBER

MELVIN SCHREIBER
DAVID L. MOSES

ONE HUNTINGTON QUADRANGLE
SUITE – 3N05
MELVILLE, NEW YORK 11747

To Management
Solaris Media, Inc.
Huntington, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Solaris Media, Inc. (an S corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Solaris Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Basis of Accounting

As disclosed in Note 1 of the footnotes to the financial statements, the Company uses the cash basis of accounting. Since the cash basis is not acceptable according to the generally accepted accounting principles of the United States of America, the Company has made a departure from GAAP. We have considered the departure from GAAP while reviewing the financial statements of Solaris Media, Inc.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Moses & Schreiber LLP

Melville, New York
December 21, 2021

PHONE: (516) 352-7700 / FAX: (516) 352-7297 / E-MAIL: CPA@MOSESANDSCHREIBER.COM
WEBSITE: HTTP://WWW.MOSESANDSCHREIBER.COM

SOLARIS MEDIA, INC.
STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDER'S EQUITY
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$ 612	
Loan to officer	1,000	
TOTAL CURRENT ASSETS	1,612	
TOTAL ASSETS		$ 1,612
LIABILITIES		
CURRENT LIABILITIES		
Due from affiliate	24,227	
TOTAL CURRENT LIABILITIES		24,227
TOTAL LIABILITIES		24,227
STOCKHOLDER'S EQUITY		
Capital stock	1,000	
Accumulated deficit	(23,615)	
TOTAL STOCKHOLDER'S EQUITY		(22,615)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,612

The accompanying notes are an integral part of these statements.

SOLARIS MEDIA, INC.
STATEMENT OF REVENUES, EXPENSES AND STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

INCOME

Advertising revenue	$	849	
Other revenue		35,742	
TOTAL INCOME			$ 36,591
COST OF GOODS SOLD			
Cost of Goods Sold		21,216	
TOTAL COST OF GOODS SOLD			21,216
GROSS PROFIT			15,375
EXPENSES			
Advertising & marketing		7,557	
Bank charges & fees		187	
Contracted services		1,496	
Dues & subscriptions		250	
Computer expenses		1,203	
Professional fees		1,338	
Office expenses		3,417	
Other expenses		829	
TOTAL EXPENSES			16,277
NET LOSS			(902)
STOCKHOLDER'S EQUITY, BEGINNING OF YEAR			(24,091)
CONTRIBUTIONS			1,378
STOCKHOLDER'S EQUITY, END OF YEAR			$ (23,615)

The accompanying notes are an integral part of these statements.

SOLARIS MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (902)		
NET CASH USED BY OPERATING ACTIVITIES		$	(902)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stockholder's contribution	1,378		
NET CASH PROVIDED BY FINANCING ACTIVITIES			1,378
NET INCREASE IN CASH			476
CASH AT BEGINNING OF YEAR			136
CASH AT END OF YEAR		$	612

The accompanying notes are an integral part of these statements.

4

1. NATURE OF BUSINESS ACTIVITY AND
   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Solaris Media, Inc. ("the Company") an "S" Corporation, organized in the state of New York located in Huntington, New York, commenced operations on December 14, 2012. The Company creates and produces content including film, television, and web series. The Company also manages an e-commerce site called Mission Control where they sell NASA merchandise.

Method of accounting
The accompanying financial statements are prepared on the same accounting basis as used for federal tax purpose.

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of December 31, 2020, the Company's cash and cash equivalents were deposited at TD Bank.

Use of Estimates
Solaris Media, Inc. prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect certain reported assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of public support, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limit. Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash deposits. Accounts at TD Bank are insured by the FDIC up to certain limits. At December 31, 2020 the Company had $0 with TD Bank in excess of FDIC insured limits.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS ACTIVITY AND
   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Income taxes
   The Company, with consent of its shareholder, is organized as a Subchapter S Corporation. Under such election, the Company does not pay federal or state income taxes on its taxable income. Instead, the shareholder is liable for individual federal and state income taxes on his respective share of the Company's taxable income. The Company is liable for special New York State franchise tax, which is intended to close the gap between the state's personal and corporate income taxes.

2. STOCKHOLDER'S EQUITY

   At December 31, 2020 the Company has authorized 100,000 shares of $.01 par value common stock. The Company had 100,000 common stock issued and outstanding at December 31, 2020.

3. RELATED PARTY TRANSACTIONS

   Trinity Holdings is a company owned by the stockholder, Gregory O'Connor. The Company acquired a loan with Trinity Holdings for help with the daily operations of the company. The loan is in the amount of $24,227. The company plans to pay it back in a timely manner.

4. ADVERTISING EXPENSE

   The Company uses Facebook for its advertising costs. The advertisements for the Company generate on consumer's timelines on Facebook. As of December 31, 2020 the Companies advertising expense was $7,557.

5. SUBSEQUENT EVENTS

   In accordance with ASC 855, the Company evaluated subsequent events through December 21, 2021, the date these financial statements were available to be issued. In late 2019, a novel strain of coronavirus, COVID-19, emerged globally. As the COVID-19 coronavirus continues to spread in the United States and around the world, the Firm may experience disruptions that could severely impact its ability to carry out its activities. The impact of the outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact the Firm will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These future developments and factors include but are not limited to, the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, supply chain and transportation disruptions, social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the

NOTES TO FINANCIAL STATEMENTS

5. SUBSEQUENT EVENTS (continued)

United States and other countries to contain and treat the virus. Due to these factors and other currently unknown factors that may come to light if this coronavirus outbreak and any associated protective or preventative measures expand, as of the date of the accountant's report, the Firm cannot reasonably estimate the impact to its activities, revenues, financial condition or results of operations; however, such impact could be significantly negative.